                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

SEC File Number:   0-15885
CUSIP Number:     63563D-504

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I - REGISTRANT INFORMATION

Full Name of Registrant: NATIONAL DATACOMPUTER, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
900 Middlesex Turnpike, Building 5
Billerica, MA  01821


PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-KSB will be filed on or before April 15, 1999, the fifteenth calendar day following March 31, 1999, the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         The Registrant could not file its annual report on Form 10-KSB for the fiscal year ended December 31, 1998 on the prescribed filing date for the following reasons:

         The Registrant has not completed its final review of its financial statements for the fiscal year ended December 31, 1998.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Gerald S. Eilberg, Chief Financial Officer             (978) 663-7677
------------------------------------------           ------------------
                 (Name)                                  (Tel. No.)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X]Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                               [X] Yes  [ ] No

See attachment A, which is incorporated herein by reference.

     National Datacomputer, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated this 31st day of March, 1999

                                                 NATIONAL DATACOMPUTER, INC.




                                                 By  /s/Gerald S. Eilberg
                                                     --------------------------
                                                     Gerald S. Eilberg
                                                     Its Chief Financial Officer

                                  ATTACHMENT A
                                       TO
                                   FORM 12B-25
                                       FOR
                           NATIONAL DATACOMPUTER, INC.


PART IV - OTHER INFORMATION

Item 3 - Change in Results of Operations.

         The Registrant currently anticipates that the earnings statements to be included in its Annual Report on Form 10-KSB for the year ended December 31, 1998 (the "Fiscal Year 1998") will reflect a net loss of approximately $421,000 on net sales of approximately $5,255,000, as compared to a net loss of approximately $1,213,000 on net sales of approximately $5,813,000 for the year ended December 31, 1997 (the "Fiscal year 1997"). The decrease in the net loss of approximately $792,000 from the Fiscal Year 1997 to the Fiscal Year 1998 is primarily attributable to the Company's ongoing programs of streamlining its operations and organizational structure.